Exhibit 99.1

OKYO Pharma Announces Purchase of Shares by Chairman

London and New York, NY, July 22, 2026. OKYO Pharma Limited (Nasdaq: OKYO), a clinical-stage biopharmaceutical company developing investigational therapies for the treatment of neuropathic corneal pain (NCP) and anterior segment eye diseases, today announced that its Chairman, Mr. Gabriele Cerrone, through Panetta Partners Ltd, an entity in which he has a beneficial interest, has increased his holdings with the purchase of 22,500 ordinary shares at $1.45 per share, bringing his total holding to 10,873,916 ordinary shares, which is 20.55% of issued share capital.

About OKYO Pharma

OKYO Pharma Limited (Nasdaq: OKYO) is a clinical-stage biopharmaceutical company developing innovative therapies for the treatment of neuropathic corneal pain (NCP) and anterior segment eye diseases, with ordinary shares listed for trading on the Nasdaq Capital Market. OKYO plans to initiate a global Phase 3 pivotal clinical trial in the second half of this year, enrolling approximately 111 patients to evaluate a single-dose regimen of urcosimod for the treatment of NCP.

For further information, please visit www.okyopharma.com.

For further inquiries:

OKYO Pharma Ltd

Paul Spencer

Business Development and Investor Relations

+44 (0) 207 495 2379

Email: info@okyopharma.com